VIA EDGAR SUBMISSION

July 7, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-0406

Attention: Mr. Larry Spirgel
           Assistant Director

RE: Gilman + Ciocia, Inc.
    Form 10-K/A for Fiscal Year Ended June 30, 2005
    Filed June 15, 2006
    File No. 000-22996

Dear Mr. Spirgel:

This letter is being furnished in response to the comments contained in the letter dated June 27, 2006 (the "Letter") from Larry Spirgel, Assistant Director, of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") to Dennis Conroy, Chief Accounting Officer of Gilman + Ciocia, Inc. (the "Company"). The comments of the Staff and the Company's responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K/A for Fiscal Year Ended June 30, 2005

Report of Independent Registered Public Accounting Firm, page 33

1. After consulting with your auditors, please file another amendment that includes an updated auditors' report that references your restatement footnote. Have your auditors refer to AICPA Auditing Standards Section 561.06.a for guidance.

      The Company will amend its 10-K/A for the period ended June 30, 2005 to include an updated auditors' report referencing the Company's restatement footnote.

Consolidated Statements of Cash Flows, page 37

2. In your next amendment, please indicate that your statement of cash flows for the fiscal years ended June 30, 2005 and 2004 have been restated.

      The Company will amend its 10-K/A for the period ended June 30, 2005 to include "Restated" in the column headings for the fiscal years ended June 30, 2005 and 2004 of its Consolidated Statements of Cash Flows.

The Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses above, please feel free to contact me at 845-471-4457.

Sincerely,


Dennis Conroy
Chief Accounting Officer
Gilman + Ciocia, Inc.

cc: Adam Washecka, Staff Accountant, US Securities and Exchange Commission
    Carlos Pacho, Senior Assistant Chief Accountant, US Securities and Exchange Commission
    Michael P. Ryan, President Gilman + Ciocia, Inc.
    Laurie A. Cerveny, Bingham McCutchen LLP
    Carlton Vogt, Sherb & Co
    Arthur J. Radin, Radin, Glass & Co., LLP